To announce the change of acting spokesperson

Date of events: 2014/11/19

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, research and development officer, or internal audit officer): Acting spokesperson

2.	Date of occurrence of the change: 2014/11/19

3.	Name, title, and resume of the replaced person: public affairs acting spokesperson; Fu-Fu

Shen, senior director

4. Name, title, and resume of the replacement: public affairs acting spokesperson; Hsu-Hui Ho, vice president

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): new replacement

6.	Reason for the change: new replacement

7.	Effective date: 2014/11/19

8.	Any other matters that need to be specified: None